                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   3  )*
                                         -----

                               Rent-Way, Inc.
                     ----------------------------------
                              (Name of Issuer)

                                Common Stock
                     ----------------------------------
                       (Title of Class of Securities)

                                76009U104
                     ----------------------------------
                              (CUSIP Number)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  9  Pages

CUSIP No. 76009U104                   13G
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     SAFECO Common Stock Trust
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     State of Delaware
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                 0
 Owned by                    --------------------------------------------------
 Reporting                    (6) Shared Voting
 Person With                        Power                 547,238
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                 0
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                 547,238
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Reporting Person
     547,238
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     8.061%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     IV
     (See Instructions)
-------------------------------------------------------------------------------

                             Page 2 of 9 Pages
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CUSIP No. 76009U104                   13G
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     SAFECO Asset Management Company
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     State of Washington
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                 0
 Owned by                    --------------------------------------------------
 Reporting                    (6) Shared Voting
 Person With                        Power                 570,738
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                 0
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                 570,738
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Reporting Person
     570,738 (1)
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*


     1 The Reporting Person disclaims any beneficial ownership of the shares reported on this joint 13G. The reported shares are owned beneficially by registered investment companies for which the Reporting Person serves as an adviser, and includes the shares reported in this joint 13G by SAFECO Common Stock Trust.

                    *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 9 Pages

CUSIP No. 76009U104                   13G
          ---------


-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     8.407%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     IA
     (See Instructions)
-------------------------------------------------------------------------------

                                Page 4 of 9 Pages

CUSIP No. 76009U104                   13G
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     SAFECO Corporation
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     State of Washington
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                 0
 Owned by                    --------------------------------------------------
 Reporting                    (6) Shared Voting
 Person With                        Power                 570,738
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                 0
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                 570,738
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Reporting Person
     570,738 (2)
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*


     2 The Reporting Person disclaims any beneficial ownership of the shares reported on this joint 13G. The reported shares are owned beneficially by registered investment companies for which the Reporting Person serves as an adviser.

                             Page 5 of 9 Pages

CUSIP No. 76009U104                   13G
          ---------

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     8.407%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     HC
     (See Instructions)
-------------------------------------------------------------------------------



Item 1(a).    Name of Issuer:  See front cover

Item 1(b).    Address of Issuer Principal Executive Offices:

              3230 West Lake Road, Erie, PA 16505

Item 2(a).    Name of Person(s) Filing:  See Item 1 on cover page (pp 2-5).

Item 2(b).    Address of Principal Business Office or, If None, Residence:

              SAFECO Common Stock Trust and SAFECO Corporation: SAFECO Plaza, Seattle, WA 98185

              SAFECO Asset Management Company: 601 Union Street, Suite 2500, Seattle, WA 98101

Item 2(c).    Citizenship:   See Item 4 on cover page (pp 2-5).

Item 2(d).    Title of Class of Securities:   See front cover page.

Item 2(e).    CUSIP Number:   See front cover page.

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the persons filing are:

    (a)  ( )  Broker or Dealer registered under Section 15 of the Act.
    (b)  ( )  Bank as defined in Section 3(a)(6) of the Act.
    (c)  ( )  Insurance Company as defined in Section 3(a)(19) of the Act.
    (d)  (X)       Investment Company registered under Section 8 of the
                   Investment Company Act.
    (e)  (X)       Investment Advisor registered under Section 203 of the
                   Investment Advisers Act of 1940.
    (f)  ( )  Employee Benefit Plan, Pension Fund which is subject to provisions of Employee Retirement Income Security Act of
                   1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
    (g)  (X)       Parent Holding Company in accordance with Rule
                   13d-1(b)(ii)(G).
    (h)  ( )  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                              Page 6 of 9 Pages

CUSIP No.  76009U104
           ---------

Item 4.  Ownership:

              Items (a) through (c): See items 1 and 5-11 of the cover pages (pp 2-6).

              SAFECO Asset Management Company and SAFECO Corporation expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement. Each of such companies is filing this statement because it is considered an indirect beneficial owner of such securities based on its ownership or control of one or more investment companies which directly own such shares.

Item 5.  Ownership of 5% or Less of a Class:  (X)

Item 6. Ownership of More than 5% on Behalf of Another Person: Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
              Security Being Reported on by the Parent Holding Company.

              SAFECO Asset Management Company is the subsidiary on which SAFECO Corporation is reporting as the parent holding company. SAFECO Asset Management Company is an investment adviser as specified in
              Item 12 on the cover page (p. 4).

Item 8. Identification and Classification of Members of the Group. Not applicable.

Item 9.  Notice of Dissolution of Group.  Not applicable.

Item 10.      Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                  Page 7 of 9 Pages

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CUSIP No.  76009U104
           ---------

Exhibits.

              The statement required by Rule 13d-1(f) is attached as Exhibit A.


Signature.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 10, 1998           SAFECO Corporation



                                  By  /s/ Ronald L. Spaulding
                                     ------------------------------------
                                       Ronald L. Spaulding, Treasurer


                                  SAFECO Common Stock Trust



                                  By  /s/ Ronald L. Spaulding
                                     ------------------------------------
                                       Ronald L. Spaulding, Treasurer

                                  SAFECO Asset Management Company



                                  By  /s/ Neal A. Fuller
                                     ------------------------------------
                                       Neal A. Fuller, Secretary



                                  Page 8 of 9 Pages

                                      EXHIBIT A



Agreement for filing Schedule 13-G.

Pursuant to the requirements of Regulation 13d-1(d), SAFECO Corporation, SAFECO Common Stock Trust and SAFECO Asset Management Company each agree that
Schedule 13G filed by them with regard to Rent-Way, Inc.'s common stock is filed on behalf of each of them.

Date: February 10, 1998           SAFECO Corporation



                                  By   /s/ Ronald L. Spaulding
                                     ------------------------------------
                                       Ronald L. Spaulding, Treasurer


                                  SAFECO Common Stock Trust



                                  By   /s/ Ronald L. Spaulding
                                     ------------------------------------
                                       Ronald L. Spaulding, Treasurer

                                  SAFECO Asset Management Company



                                  By  /s/ Neal A. Fuller
                                     ------------------------------------
                                       Neal A. Fuller, Secretary


                                  Page 9 of 9 Pages